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Management Proxy Circular

Notice of Annual Meeting of Shareholders April 27, 2011

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders of Cenovus Energy Inc. will be held on Wednesday, April 27, 2011 at 2:00 p.m. Calgary time in the Telus Convention Centre, Exhibition Hall E, 136 - 8 Avenue S.E., Calgary, Alberta.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements, together with the auditor's report thereon for the year ended December 31, 2010;

2.
to elect directors;

3.
to appoint auditors; and

4.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders registered at the close of business on March 1, 2011 are entitled to receive notice of and vote at the meeting. Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy in the envelope provided. To ensure your vote is counted, proxies should be received by CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, no later than 2:00 p.m. Calgary time on April 25, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Shareholders may also vote their Common Shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed form of proxy or voting instruction form, as applicable, and the accompanying management proxy circular.

Your vote is important. Please read the enclosed material carefully. If you have any questions, please contact our proxy solicitation agent, Phoenix Advisory Partners, toll-free in North America at 1-866-836-9722. An audio webcast of the meeting will be available on our website at www.cenovus.com.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 11, 2011

 INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.'s board of directors, management and employees, we invite you to attend our 2011 Annual Meeting of Shareholders. The meeting will be held on Wednesday, April 27, 2011 at 2:00 p.m. Calgary time in the Telus Convention Centre, Exhibition Hall E, 136 - 8 Avenue S.E., Calgary, Alberta. The items of business to be considered at the meeting are described in the notice of annual meeting and accompanying management proxy circular.

Following the formal portion of the meeting, management will review our financial and operational performance during 2010, provide an overview of priorities for 2011 and open the floor to questions from shareholders. If you cannot attend the meeting, we are pleased to offer an audio webcast, available on our website at www.cenovus.com.

Your vote is important to us. You can vote at the meeting on April 27, 2011, or you can vote in advance of the meeting by phone, internet or returning the enclosed proxy or voting instruction form, as applicable. We have included a voting Q&A section for quick reference, or you can contact our proxy solicitation agent, Phoenix Advisory Partners, toll-free in North America at 1-866-836-9722, for assistance in voting your proxy or if you have questions relating to the enclosed materials.

Our 2010 Annual Report is available in the Invest in Us section of our website, www.cenovus.com. We encourage you to visit our website throughout the year for up to date information and to find out more about our commitment to safely and responsibly unlock energy resources the world needs.

Yours truly,

Michael A. Grandin Chair of the Board	Brian C. Ferguson President & Chief Executive Officer

 TABLE OF CONTENTS

Voting Questions & Answers	1
Business of the Meeting	4
Directors Compensation	9
Executive Compensation	11
Additional Compensation Plan Information	29
Statement of Corporate Governance Practices	32
Additional Information	38
Appendix A – Board of Directors' Mandate	A-1

 VOTING QUESTIONS & ANSWERS

This management proxy circular ("circular") is delivered in connection with the solicitation by or on behalf of management of Cenovus Energy Inc. ("Cenovus", the "Corporation", "we", "us" or "our") of proxies for use at the Annual Meeting of Shareholders to be held on Wednesday, April 27, 2011 at 2:00 p.m. Calgary time in the Telus Convention Centre, Exhibition Hall E, 136 - 8 Avenue S.E., Calgary, Alberta, for the purposes indicated in the Notice of Annual Meeting of Shareholders.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained Phoenix Advisory Partners to solicit proxies for us in Canada and the United States at a fee of approximately $30,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. Review this circular carefully. If you have questions about any of the information or require assistance in completing your proxy form, please call Phoenix Advisory Partners at 1-866-836-9722 (North American toll-free). We encourage you to vote using any of the voting methods described below. Your completed proxy form must be received by our registrar and transfer agent, CIBC Mellon Trust Company ("CIBC Mellon") no later than 2:00 p.m. Calgary time on April 25, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Unless otherwise stated, the information contained in this circular is given as at March 11, 2011 and dollar amounts are expressed in Canadian dollars. As at March 1, 2011, to the knowledge of the directors and officers of Cenovus, no person or company beneficially owns or controls or directs, directly or indirectly, common shares of Cenovus ("Common Shares") carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote?  You are entitled to vote if you were a holder of Common Shares of Cenovus as of the close of business on March 1, 2011, the record date for the meeting. Each Common Share is entitled to one vote.

What matters are to be voted on?  Shareholders will be voting on the election of directors and the appointment of PricewaterhouseCoopers LLP as auditors. A simple majority (50 percent plus one) of votes cast in person or by proxy is required to approve each of the matters proposed to come before the meeting.

How can I vote?  You may convey your voting instructions by mail, fax, telephone, internet or at the meeting, either in person or by appointing another person to attend the meeting and vote for you. Procedures for each voting method depend on whether you are a Registered Shareholder or a Non-Registered (Beneficial) Shareholder.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•
Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate. Your proxy form indicates if you are a Registered Shareholder.

•
Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your "Intermediary"). For most shareholders, your proxy form tells you whether you are a Non-Registered (Beneficial) Shareholder.

•
If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact CIBC Mellon at 1-866-332-8898 (toll-free in North America) or 1-416-643-5850 (outside North America).

What is the deadline for receiving my proxy form if I do not attend in person?  If you are voting your Common Shares by proxy form, our registrar and transfer agent, CIBC Mellon, or other agents we appoint, must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 25, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

How do I vote if I am a Registered Shareholder?

•
Vote by mail: Complete, sign and date your proxy form and return it in the envelope provided. Please see "How do I complete the proxy form" for more information.

•
Vote by fax: Complete, sign and date your proxy form and send it by fax to CIBC Mellon 1-866-781-3111 (toll-free in North America) or 1-416-368-2502 (outside North America). Please see "How do I complete the proxy form" for more information.

•
Vote by telephone: Call 1-866-271-1207 (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•
Vote on the internet: Go to www.eproxyvoting.com/cenovus and follow the instructions. You will need your 13-digit control number, which is on your proxy form.

•
Vote in person: You do not need to complete or return your proxy form. Please identify yourself to a CIBC Mellon representative before entering the meeting to register your attendance.

How do I vote by proxy if I am a Non-Registered (Beneficial) Shareholder?

•
Your Intermediary is required to ask for your voting instructions before the meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form.

•
In most cases, you will receive, from your Intermediary, a voting instruction form that allows you to provide your voting instructions by telephone, on the internet or by mail. If you want to provide your voting instructions on the internet, go to www.proxyvote.com. You will need your 12-digit control number, which you will find on your voting instruction form.

•
Alternatively, you may receive from your Intermediary a proxy form which is to be completed and returned, as directed in the instructions provided.

How do I vote in person if I am a Non-Registered (Beneficial) Shareholder?

•
We do not have access to the names or holdings of our Non-Registered (Beneficial) Shareholders. That means you can vote your Common Shares in person at the meeting only if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. Your voting instructions must be received in sufficient time to allow your voting instruction form to be received by CIBC Mellon no later than 2:00 p.m. Calgary time on April 25, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

•
Before the meeting begins, you should identify yourself to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

Can I appoint someone to vote on my behalf?  You have the right to appoint the person of your choice (referred to as a proxyholder), who does not need to be a shareholder, to attend and act on your behalf at the meeting. The directors who are named on the enclosed proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. If you wish to appoint a person other than the names that appear on the enclosed proxy form, follow the steps below:

•
Write the name of the person you are appointing as proxyholder in the space provided.

•
Make sure the person you appoint is aware that he or she has been appointed.

•
On arrival at the meeting, the proxyholder should present themselves to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

•
Please see "How do I complete the proxy form" for more information.

How do I complete the proxy form?

•
You can choose to vote "For" or "Withhold" your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP.

•
When you sign the proxy form, you authorize appointees, Michael A. Grandin, Chair of our board of directors, and Brian C. Ferguson, President & Chief Executive Officer and a member of our board of directors, to vote your Common Shares for you at the meeting according to your instructions. The Common Shares represented by a proxy form will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for at the meeting. If you specify a choice with respect to any matter to be acted upon at the meeting, your Common Shares will be voted accordingly.

  •
  Note: If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast FOR the election of the persons nominated for election as directors and FOR the appointment of PricewaterhouseCoopers LLP as auditors.

•
You have the right to appoint the person of your choice (referred to as a proxyholder), who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you are appointing someone else to vote your Common Shares at the meeting, write the name of the person voting for you in the space provided. If you are completing your proxy on the internet, follow the instructions on the website on how to appoint someone else. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the meeting and in respect of which you are entitled to vote.

•
If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

•
Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received no later than 2:00 p.m. Calgary time on April 25, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you need help completing your proxy form, please contact Phoenix Advisory Partners, our proxy solicitation agent, toll-free in North America at 1-866-836-9722.

How do I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•
completing a proxy form that is dated later than a previously submitted proxy, provided the new form is received by CIBC Mellon no later than 2:00 p.m. Calgary time on April 25, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting;

•
voting again by telephone or on the internet no later than 2:00 p.m. Calgary time on April 25, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting; or

•
voting in person at the meeting.

Registered Shareholders can revoke a vote previously made by proxy by:

•
sending a notice of revocation in writing to the attention of our Corporate Secretary at 4000, 421 - 7 Avenue S.W., Calgary, Alberta, T2P 0M5, so that it is received by the close of business Calgary time on April 26, 2011 or, in the case of any adjournment or postponement of the meeting, on the business day immediately preceding the adjourned or postponed meeting;

•
giving a notice of revocation in writing to our Chair on the day of, but prior to the commencement of, the meeting or any adjournment or postponement of the meeting; or

•
in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying the Intermediary in accordance with the Intermediary's instructions.

How are the votes counted?  Each shareholder is entitled to one vote for each Common Share he or she holds as of March 1, 2011 on all matters proposed to come before the meeting. As of March 1, 2011, there were 753,477,595 issued and outstanding Common Shares.

CIBC Mellon counts and tabulates the votes. It does this independently of Cenovus to make sure that the votes of individual shareholders are confidential. CIBC Mellon refers proxy forms to Cenovus only when (i) it is clear that a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) the law requires it.

 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2010 and the auditor's report thereon are included in our 2010 Annual Report, which is available on our website at www.cenovus.com.

ELECTION OF DIRECTORS

Cenovus's articles provide that there must be at least three and no greater than 17 directors. There are currently nine directors. In accordance with our by-laws, the board of directors of Cenovus (the "Board" or the "Board of Directors") has determined that nine directors will be elected. At the meeting, shareholders will be asked to elect as directors each of the nine nominees listed below. All of the proposed nominees were appointed as members of the Board effective November 30, 2009 pursuant to a plan of arrangement completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation ("Encana") and Cenovus (the "Arrangement"). Unless authority to do so is withheld, the persons named in the accompanying proxy form intend to vote FOR the election of the nominees whose names appear below under Nominees for Election.

Majority Voting  Our Board has a policy which provides, in an uncontested election of directors, if any nominee receives a greater number of votes "withheld" than votes "for" his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. The policy requires such a director to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with the Cenovus by-laws and applicable corporate laws.

Shareholders should note that, as a result of this majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

Nominees for Election

Ralph S. Cunningham Age: 70 Houston, Texas, U.S. Independent Common Shares: 0 DSUs: 114,128
Mr. Cunningham is Chairman of Enterprise Products Holdings, LLC, the successor general partner of Enterprise Products Partners L.P., a publicly traded midstream energy limited partnership. From August 2007 to November 2010, Mr. Cunningham served as a director and President & Chief Executive Officer of EPE Holdings, LLC, the sole general partner of Enterprise GP Holdings L.P., a publicly traded midstream energy holding company. From December 2005 to June 2007, Mr. Cunningham served as Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners, L.P., and as Interim President and Chief Executive Officer from June 2007 to July 2007. Mr. Cunningham served as a director with the same entity from December 2005 to May 2010. From December 2009 to November 2010, he served as a director of LE GP, LLC, the general partner of Energy Transfer Equity, L.P., a publicly traded midstream energy limited partnership. He is currently a director of Agrium, Inc., a publicly traded agricultural chemicals company, and a director and Chairman of TETRA Technologies, Inc., a publicly traded energy services and chemicals company. He is also a member of the Auburn University Chemical Engineering Advisory Council and the Auburn University Engineering Advisory Council.

	Board and Board Committees	Meeting Attendance

	Board	7 of 7
	Human Resources and Compensation Committee	5 of 5
	Nominating and Corporate Governance Committee	5 of 5
	Safety, Environment and Responsibility Committee (Chair)	3 of 3

Patrick D. Daniel Age: 64 Calgary, Alberta, Canada Independent Common Shares: 39,348 DSUs: 110,723
Mr. Daniel is a director and President & Chief Executive Officer of Enbridge Inc., a publicly traded energy delivery company. He is a director of Canadian Imperial Bank of Commerce and a member of the North American Review Board of American Air Liquide Holdings, Inc., a publicly traded industrial gases service company. He is also a member of the National Petroleum Council (an oil and natural gas advisory committee to the U.S. Secretary of Energy), a director of the American Petroleum Institute and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

	Board and Board Committees	Meeting Attendance

	Board	7 of 7
	Audit Committee (Chair until October 1, 2010)	8 of 8
	Human Resources and Compensation Committee	5 of 5
	Nominating and Corporate Governance Committee	5 of 5

Ian W. Delaney Age: 67 Toronto, Ontario, Canada Independent Common Shares: 150,000 DSUs: 140,479
Mr. Delaney is Chairman and Chief Executive Officer of Sherritt International Corporation, a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity. He is also Chairman of The Westaim Corporation, a publicly traded technology investment company, and a director of OPTI Canada Inc., a publicly traded oilsands development company.

	Board and Board Committees	Meeting Attendance

	Board	6 of 7
	Human Resources and Compensation Committee (Chair)	4 of 5
	Nominating and Corporate Governance Committee	3 of 5
	Safety, Environment and Responsibility Committee	2 of 3

Brian C. Ferguson Age: 54 Calgary, Alberta, Canada Non-Independent Common Shares: 99,623 DSUs: 105,524
Mr. Ferguson became President & Chief Executive Officer of Cenovus on November 30, 2009. He was previously appointed Executive Vice-President & Chief Financial Officer of Encana Corporation in March 2006. At the time of the merger between Alberta Energy Company Ltd. and PanCanadian Energy Corporation in 2002, Mr. Ferguson was appointed Executive Vice-President, Corporate Development with responsibility for investor relations, business development, which included corporate strategic planning, acquisitions and divestitures, and corporate reserve evaluations, and the legal and corporate secretarial functions. Mr. Ferguson is currently serving on the board of the Canadian Association of Petroleum Producers. Mr. Ferguson is a Fellow of the Institute of Chartered Accountants of Alberta, a member of the Canadian Institute of Chartered Accountants (CICA) and a member of the Canadian Council of Chief Executives. He previously served as Chairman of CICA's Risk Oversight and Governance Board.

	Board and Board Committees	Meeting Attendance

	Board	7 of 7
As a member of management, Mr. Ferguson does not serve on any standing committees of the Board.

Michael A. Grandin Age: 66 Calgary, Alberta, Canada Independent Common Shares: 123,120 DSUs: 108,530
Mr. Grandin is the Chair of our Board. He is also a director of BNS Split Corp. II, a publicly traded investment company, and HSBC Bank Canada. He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust, a publicly traded mining trust, from February 2003 to October 2008 when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana Corporation. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary, from April 2004 to January 2006.

	Board and Board Committees	Meeting Attendance

	Board (Chair)	7 of 7
	Audit Committee*	8 of 8
	Human Resources and Compensation Committee*	5 of 5
	Nominating and Corporate Governance Committee (Chair)	5 of 5
	Reserves Committee*	6 of 6
	Safety, Environment and Responsibility Committee*	3 of 3
* As Board Chair, Mr. Grandin is an ex officio non-voting member, by standing invitation, and may vote when necessary to achieve quorum.

Valerie A.A. Nielsen Age: 65 Calgary, Alberta, Canada Independent Common Shares: 34,217 DSUs: 140,019
Ms. Nielsen is a director of Wajax Corporation, a publicly traded industrial parts and service company. She was a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) regarding international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002. Ms. Nielsen is also a past director of the Bank of Canada and of the Canada Olympic Committee.

	Board and Board Committees	Meeting Attendance

	Board	7 of 7
	Audit Committee	8 of 8
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee	6 of 6

Charles M. Rampacek Age: 67 Dallas, Texas, U.S.A. Independent Common Shares: 0 DSUs: 15,211
Mr. Rampacek is a director of Enterprise Products Holdings, LLC, the successor general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership. He is also a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment, and a director and Chairman of the Board of Ardent Holdings, LLC., a private industrial services company. Mr. Rampacek also serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

	Board and Board Committees	Meeting Attendance

	Board	7 of 7
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee	6 of 6
	Safety, Environment and Responsibility Committee	3 of 3

Colin Taylor Age: 64 Toronto, Ontario, Canada Independent Common Shares: 2,300 DSUs: 15,211
Mr. Taylor served two consecutive four-year terms as Chief Executive and Managing Partner of Deloitte & Touche LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is also a member of the Canadian Institute of Chartered Accountants and Fellow of the Institute of Chartered Accountants of Ontario.

	Board and Board Committees	Meeting Attendance

	Board	7 of 7
	Audit Committee (appointed Chair October 1, 2010)	8 of 8
	Human Resources and Compensation Committee	5 of 5
	Nominating and Corporate Governance Committee	5 of 5

Wayne G. Thomson Age: 59 Calgary, Alberta, Canada Independent Common Shares: 2,000 DSUs: 48,867
Mr. Thomson is Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. He is also a director of Virgin Resources Limited, a private international oil and gas company, the Chairman of TG World Energy Corp., a TSX venture listed international oil and gas company, and a director of Orion Oil & Gas Corporation, a publicly traded oil and gas development and production company. Mr. Thomson is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the World Presidents' Organization.

	Board and Board Committees	Meeting Attendance

	Board	7 of 7
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee (Chair)	6 of 6
	Safety, Environment and Responsibility Committee	3 of 3

Notes:

(1)
Common Shares refers to the number of Common Shares of Cenovus beneficially owned, or controlled or directed, directly or indirectly, by the director as at March 11, 2011. Fractional Common Shares are excluded. The number of Common Shares held by Mr. Ferguson includes 5,958 Common Shares indirectly held and 2,486 Common Shares over which he exercises control or direction.
(2)
Deferred share units ("DSUs") are not voting securities. See the Directors Compensation section of this circular for a description of DSUs. The number of DSUs is reported for each director as at February 28, 2011, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson were attained as an officer of Cenovus and not in his role as director.
(3)
See the Executive Compensation section of this circular for detailed information relating to Mr. Ferguson's compensation as an officer of Cenovus.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions  To our knowledge, none of our current directors or executive officers is, or has been, within ten years prior to the date of this circular, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") and that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our directors or executive officers: (a) is, or has been within ten years prior to the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to its own bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within ten years prior to the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Rampacek was the Chairman and President & Chief Executive Officer of Probex Corporation ("Probex") in 2003 when it filed a petition seeking relief under Chapter 7 of the Bankruptcy Code (United States). In 2005, as a result of the bankruptcy, two complaints seeking recovery of certain alleged losses were filed against former Probex officers and directors, including Mr. Rampacek. These complaints were defended by American International Group ("AIG") in accordance with the Probex director and officer insurance policy and settlement was reached and paid by AIG, with bankruptcy court approval, in 2006. An additional complaint was filed in 2005 against noteholders of certain Probex debt, of which Mr. Rampacek was a party. A settlement of $2,000 was reached, with bankruptcy court approval, in 2006.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP have been our auditors since November 30, 2009.

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2010 and 2009.

($ thousands)	2010	2009(1)

Audit Fees	1,996	–
Audit-Related Fees	47	–
Tax Fees	157	–
All Other Fees	18	–

Total	2,218	–

Note:

(1)
During fiscal 2009, no fees were billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP. Prior to the Arrangement, all fees had been billed to Encana.

Audit Fees  consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees  consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. During fiscal 2010, the services provided in this category included due diligence reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues, review of reserves disclosure, audit-related services in relation to our debt shelf prospectuses and Dividend Reinvestment Plan, as well as audit-related services in connection with our Corporate Responsibility report.

Tax Fees  consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2010, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns as well as assistance in respect of scientific research & experimental development claims.

All Other Fees  include, for fiscal 2010, the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

DIRECTORS COMPENSATION

All non-employee directors of Cenovus receive a comprehensive compensation package of annual cash retainers, meeting fees and equity-based incentives in the form of deferred share units ("DSUs"). In December 2009, the non-employee director compensation package was determined following a review of the elements and level of compensation for directors of companies of comparable size and scope to Cenovus, using the same peer group as for our executive officers. Our President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus.

Fees

The fee structure for our non-employee directors for 2010 is as follows:

  •
  Each non-employee director of our Board earns an annual retainer of $30,000 per year.

  •
  The Chair of each Board committee earns a supplemental fee of $7,500 per year for each committee which the director chairs.

  •
  Our Audit Committee Chair earns an additional supplemental fee of $7,500 per year.

  •
  Our Board Chair earns an additional annual retainer of $250,000.

  •
  Each non-employee director earns a fee of $1,500 for each Board and Board committee meeting attended in person or by telephone.

The annual retainers and supplemental fees are paid in quarterly installments and are pro-rated for periods of partial service.

Each non-employee director is reimbursed for travel and other expenses for attending Board or Board committee meetings. In addition, for each Board or Board committee meeting where the director is normally resident outside of western Canada, or when the location of a Board or Board committee meeting is outside of western Canada and away from the director's place of residence, an additional fee equal to the normal meeting fee is paid to the director.

Deferred Share Units

Each non-employee director is provided with an annual grant of 7,500 DSUs under the Deferred Share Unit Plan for Directors of Cenovus Energy Inc. This annual grant of DSUs is made on January 1 of each year, with the first grant having occurred on January 1, 2010. Dividend equivalents are paid, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Our non-employee directors also have the option to elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs.

DSUs vest when they are credited to the director's account. DSUs may only be redeemed upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from the Board. The value of DSUs that may be redeemed is equal to the number of DSUs in the director's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash on an after-tax basis.

Pursuant to the Arrangement, DSUs of Encana held by directors of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each director was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

 Share Ownership Guidelines

We have share ownership guidelines for our non-employee directors. Each non-employee director (excluding our Board Chair) is required to beneficially own voting shares of Cenovus, which may include holdings of DSUs, at least equal in value, based on the market price of Common Shares, to $500,000. Our Board Chair is required to beneficially own voting shares of Cenovus, which may include holdings of DSUs, at least equal in value, based on the market price of Common Shares, to $1,000,000. Each director is required to achieve the share ownership guidelines by the later of December 1, 2014 or within five years after the director joins the Board. As of February 28, 2011, all of our non-employee directors met or exceeded the level of our share ownership guidelines.

Director Compensation Table

The following table summarizes the annual compensation earned by our non-employee directors for the year ended December 31, 2010.

Name	Fees Earned ($)		Share-Based Awards(1) ($)	All Other Compensation(2) ($)	Total ($)

Ralph S. Cunningham	100,500	(3)	198,750	9,000	308,250
Patrick D. Daniel	78,750	(4)	198,750	0	277,500
Ian W. Delaney	60,000	(5)	198,750	6,000	264,750
Michael A. Grandin	338,500		198,750	5,895	543,145
Valerie A.A. Nielsen	67,500	(4)	198,750	5,895	272,145
Charles M. Rampacek	61,500		198,750	9,000	269,250
Colin Taylor	71,250		198,750	9,000	279,000
Wayne G. Thomson	70,500		198,750	0	269,250

Notes:

(1)
Represents the fair value on the grant date of DSUs granted to our directors on January 1, 2010, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted (7,500) times the closing price of Common Shares on December 31, 2009 of $26.50.
(2)
Represents travel/parking fees earned by our directors as applicable.
(3)
Includes fees earned as a director of WRB Refining LP in the amount of $33,000.
(4)
Elected to receive 50 percent of fees earned in the form of DSUs.
(5)
Elected to receive 100 percent of fees earned in the form of DSUs.

 EXECUTIVE COMPENSATION

We have taken huge strides in Cenovus's first year as an independent company and laid the groundwork for substantial growth of our vast oil assets. The increase in our reserves bookings, combined with our low finding and development costs confirms the wealth of opportunity Cenovus has to build net asset value and generate an attractive total shareholder return.

Thanks to the hard work and enthusiasm of the Cenovus staff and the strength and leadership of our executive officers, this inaugural year of Cenovus yielded extraordinary results. All of the significant milestones the company set out at the beginning of 2010 were either met or exceeded. Production at our oil sands operations is higher than anticipated, our conventional assets continue to deliver strong cash flow, we have a solid balance sheet that enables us to carry through with our plans and we continue to develop technologies that are more effective, both operationally and environmentally. A more detailed discussion of our 2010 performance is provided in the Annual Performance Bonus Program section of our Compensation Discussion and Analysis.

In conducting our annual compensation review, we focus on our strong company performance, while ensuring that a philosophy of pay for performance results in an appropriate level of compensation for all of our employees, including our executive officers. We also take into consideration the various risks associated with our business and monitor our compensation program to ensure that it incents the taking of appropriate risks but discourages excessive or unmanageable risk-taking.

With the increased focus of shareholders on executive compensation, we have prepared the following Compensation Discussion and Analysis with a view to providing you, our shareholders, with a clear description of the compensation program that applies to our employees, including our executive officers, and the basis for the decisions that the Human Resources and Compensation Committee made regarding compensation for the highly successful 2010 year for Cenovus. Details of the total compensation earned by our five named executive officers in 2010 are provided in the 2010 Compensation of our Named Executive Officers section following our Compensation Discussion and Analysis.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

To ensure we meet our commitments to our shareholders, our employees and the communities in which we conduct our business, we depend on our highly-skilled, committed and experienced team of executive officers to develop and execute our strategy.

Our executive compensation program is designed to attract, reward and retain a strong team of executive officers, and to encourage short and long-term performance to ensure that the interests of our executive officers are aligned with the interests of our shareholders.

Compensation Philosophy

Our compensation philosophy demonstrates how we value our employees and our executive officers and how we align their interests with the interests of our shareholders. Our compensation philosophy can be summarized as follows:

•
We strive to be an employer of choice in relation to the companies with which we compete.

•
Our compensation is results-oriented and includes competitive salaries and benefits, plus annual and long-term incentives.

•
We provide a total compensation package, where all elements of the compensation program play a role in attracting, motivating, rewarding and retaining our employees and our executive officers.

•
Our total compensation package incorporates a pay for performance approach, providing clear differentiation of pay based on individual and company performance.

•
Our total compensation is designed to be competitive, by positioning the total compensation of our executive officers to be in the top quartile of our peer group for outstanding performance. Similarly, for lesser performance, we will provide lower total compensation through our annual and long-term incentive programs.

•
We recognize that total compensation may be impacted by increases and decreases in commodity prices that may occur as a result of the cyclical nature of our business. As such, we test the total compensation of our executive officers for various performance outcomes to understand how these changes will impact compensation.

Market Data Comparisons and Our Peer Group

We participate in annual compensation surveys that are conducted by various compensation consulting firms to monitor how our compensation compares to our peer group. These surveys are useful for determining compensation trends and provide guidance to assist in determining how well we are meeting our compensation program principles.

We target to have the total direct compensation (base salary, annual performance bonus and long-term incentives) of our executive officers at a level that is consistent with the total direct compensation provided by our peer group to their executive officers. Specifically, we target the total direct compensation for our executive officers to be at the 50th percentile of our peer group while maintaining the ability to provide higher compensation for superior performance.

Management engages the services of Towers Watson, an experienced compensation consulting firm, for advice regarding the competitiveness of our compensation program as a whole. Specifically, we receive advice from Towers Watson on the following items:

•
Regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation.

•
Review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our peer group.

•
Information on trends and best practices in compensation philosophy and program design, using various research methods including compensation and workforce surveys.

•
Provision of comprehensive retirement programs and pension plan advice, including acting as our actuary for pension plan matters and as asset management consultant for our pension and investment plans.

For the compensation review conducted for our executive officers, we utilize the following companies as our peer group:

• Canadian Natural Resources Limited	• Marathon Oil Corporation
• Devon Energy Corporation	• Murphy Oil Corporation
• Enbridge Inc.	• Nexen Inc.
• Encana Corporation	• Suncor Energy Inc.
• Husky Energy Inc.	• Talisman Energy Inc.
• Imperial Oil Limited	• TransCanada Corporation

This peer group is made up of North American oil and gas companies of similar size and complexity to Cenovus, taking into consideration market capital and revenue.

Committee Oversight

Our compensation program is overseen and governed by our Human Resources and Compensation Committee ("HRC Committee"). As outlined in its mandate, the HRC Committee's primary responsibilities are to:

•
Review and monitor our compensation philosophy and compensation program design on at least an annual basis.

•
Review competitive analysis and performance data to make recommendations regarding the compensation of our President & Chief Executive Officer to our Board and to approve the compensation of our other executive officers and report it to our Board.

•
Review and recommend succession planning for our executive officers to our Board.

•
Review and monitor our short and long-term incentive programs, including making recommendations regarding the related incentive plans for approval by our Board and, in the case of our Employee Stock Option Plan ("ESOP"), for approval by our shareholders (where required), and approve grants of long-term incentives.

•
Review and monitor our pension and investment plans and programs and recommend pension and investment matters to the Board where necessary.

Our HRC Committee has directly retained Towers Watson to provide advice regarding the compensation of our executive officers and other matters outlined in the HRC Committee mandate. This retainer includes commenting and advising on the information provided to the HRC Committee by management concerning our executive officers and particularly regarding the compensation of our President & Chief Executive Officer. As outlined by an independence letter between Towers Watson and the HRC Committee, the retainer of Towers Watson by our HRC Committee is independent from advice provided directly to management. To ensure independence, there is a clear reporting relationship between Towers Watson and the HRC Committee, regular meetings are held between Towers Watson and the HRC Committee without management present, and executive compensation consulting advice is retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at Towers Watson leading the work for the HRC Committee are not responsible for or compensated for any other work done by Towers Watson at the request of management (for example, pension and asset management advice). The HRC Committee is confident that the protocols in place are effective and that it receives independent advice from Towers Watson.

The Components of our Compensation Program

The components of our compensation program illustrate our compensation philosophy and our commitment to pay for performance. We provide a total compensation package that provides a level of fixed compensation while allowing for the ability to reward strong performance through at-risk compensation components such as annual performance bonus and long-term incentive ("LTI") awards. We provide the same compensation components to our executive officers as we provide for all our employees.

For 2010, we will report the compensation for our five named executive officers (collectively our "NEOs") as follows:

Brian C. Ferguson	President & Chief Executive Officer
John K. Brannan	Executive Vice-President & Chief Operating Officer
Harbir S. Chhina	Executive Vice-President, Oil Sands
Ivor M. Ruste	Executive Vice-President & Chief Financial Officer
Donald T. Swystun	Executive Vice-President, Refining, Marketing, Transportation and Development

The total direct compensation mix for our President & Chief Executive Officer and our other NEOs is base salary, annual performance bonus and long-term incentives. The total direct compensation mix is illustrated in the 2010 Total Direct Compensation chart, the fixed compensation component of base salary being shown as the bottom section of each bar and the at-risk compensation components of annual performance bonus and long-term incentives being shown as the middle and upper sections of each bar respectively.

2010 Total Direct Compensation

The 2010 Total Direct Compensation chart reflects our pay for performance approach, showing that 18 percent of our President & Chief Executive Officer's total direct compensation is fixed (base salary) and the remaining 82 percent is at-risk compensation (annual performance bonus and long-term incentives). Also, 57 percent of Mr. Ferguson's 2010 total direct compensation is deferred (including the deferral of 25 percent of his 2010 annual performance bonus award), which strongly aligns with shareholder interests. Compared to the most recent market data available, our President & Chief Executive Officer's 2010 total direct compensation was at the 16th percentile of the total direct compensation of Presidents & Chief Executive Officers of our peer group. For our other NEOs, the percentages are between 15 to 24 percent for fixed compensation and 76 to 85 percent of at-risk compensation. Our other NEOs' 2010 total direct compensation was, on average, at the 55th percentile of the total direct compensation of comparable executive officers of our peer group.

Base Salary

Base salary provides our employees and executive officers with a level of fixed cash compensation which is consistent with market practice. We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data, and considering experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Program

The objective of our annual performance bonus program is to reward short-term performance and results in a manner consistent with market practice.

For each calendar year, all of our employees, including our executive officers, identify specific performance objectives that are outlined in their individual annual performance agreements. In determining annual performance bonus awards, our program involves evaluation of the following on an annual basis:

•
Individual performance as compared to stated objectives; and

•
Company-wide performance on the basis of objective operational and financial measures as well as certain subjective strategic measures such as corporate and environmental responsibility, corporate governance and employment practices.

Our company-wide scorecard evaluates and outlines the overall performance of our company, consolidating the performance of our operating teams and taking into account the overall achievement of stated corporate objectives.

Performance bonus awards are payable in the first quarter of each year, based upon the prior year's achievement of stated corporate and individual objectives.

Annual Performance Bonus of our President & Chief Executive Officer

The fundamental responsibility of our President & Chief Executive Officer, Brian C. Ferguson, is the overall direction and management of the business and affairs of Cenovus in accordance with the corporate strategy and objectives approved by the Board, within the authority limitations delegated to him by the Board.

In general, our Board evaluates the overall direction and leadership of the business of Cenovus by Mr. Ferguson, having regard to specific objectives outlined in his performance agreement, which are summarized as follows:

Corporate Strategy
•       Develop and execute a corporate strategy designed to achieve sustained, profitable growth.
•       Maximize shareholder value, taking into account the opportunities and risks of the business we are in.
•       Establish a long-term business plan for Cenovus that focuses on a step change increase in net asset value and total shareholder return.
• Foster and lead a culture of safety for our operations.

Operational and Financial Performance and Risk Management
•       Steward company-wide expenditures within approved operating and capital budgets.
•       Achieve or exceed budgeted operating and financial results.
•       Ensure performance targets and objectives are set out in an approved budget and aligned with the corporate strategy.
• Identify all significant risks to our company's businesses and ensure that mitigations are established to manage the impact of the risks in the best interests of our shareholders.

Corporate Governance and Corporate Responsibility
•       Maintain high standards for environment, health and safety performance.
•       Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.
•       Ensure that procedures are in place for proper external and internal communications to all our stakeholders including regulators, land owners and the general public.
• Develop and communicate an environmental strategy to all stakeholders by ensuring we take progressive actions to integrate an environmental perspective into our business plans, performance management, project governance and communications/stakeholder relations.

Employment Practices
•       Ensure that we are an employer of choice able to hire and retain the best people.
•       Ensure effective corporate management succession and development including monitoring corporate management performance against individual objectives.
• Enable performance management and staff training to encourage employee development and retention.

Annual Performance Bonus of our other Named Executive Officers

Like our President & Chief Executive Officer, our other NEOs are evaluated against the objectives set out in their annual performance agreements. More specifically, the annual performance bonus awards paid to our other executive officers are made up of two components and are determined using the following methodology:

An Individual Award, weighted 50 percent, determined based on the following factors:
•       achievement of individual objectives of the NEO as set out in his or her annual performance agreement and as agreed by the President & Chief Executive Officer;
•       leadership and commitment;
•       extraordinary contributions to the company over the past year; and
• additional value added to the company's operating and financial results attributable to the individual performance of the NEO.
A Team Award, weighted 50 percent, determined based on the following factors:
•       the operating performance of the operating team reporting to the NEO relative to targets set out in the team's scorecard and based on company-wide financial performance relative to targets that are set out in the company-wide scorecard;
•       team scorecards use various objective operational indicators such as Production, Capital, Capital Efficiency, Operating Cost and Environmental & Safety Performance, to determine operational performance;
•       our HRC Committee also considers overall company performance for the year based on the company-wide scorecard discussed above; and
• our company-wide teams, including our Executive Vice-President & Chief Financial Officer, are eligible for a Team Award based upon a rollup of operating team scorecard results and the company-wide scorecard results.

Long-Term Incentive Awards

We developed our long-term incentive program to align the interests of our employees and executive officers with our shareholders through holdings of significant equity interests and to assist with long-term retention. In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of long-term incentives that may be granted.

Long-term incentives are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data and on individual performance. The long-term incentives that we grant to our employees and executive officers are performance share units and options.

Performance Share Unit Plan:  We grant performance-based long-term incentives in the form of performance share units ("PSUs"). PSUs are whole share units that vest and pay out only on achievement of a specified performance measure. Our PSUs become eligible to vest in installments over three annual performance periods,

30 percent at the end of the first annual performance period, 30 percent at the end of the second annual performance period and 40 percent at the end of the third annual performance period, although pay out is not made until after the end of the third annual performance period applicable to the grant.

In addition, our PSUs only become eligible to vest subject to achievement of the stated performance measure of recycle ratio, which is determined on an annual basis. We believe that recycle ratio is a key measure of total value added, as it measures our ability to generate operating cash flow in excess of the all-in costs of adding reserves. The formula for calculating the recycle ratio that is applicable to determine eligibility and vesting of PSUs (our "LTI recycle ratio") is as follows:

LTI recycle ratio	=	Netback (per BOE)
Finding & Development Costs (per BOE) (multi-year average)

Netback is calculated based upon: • operating & administrative costs; • commodity price; • royalties; and • transportation.	Finding & Development Costs are calculated based upon:
•       current and future development capital spending (capital efficiency);
•       reported proved reserves additions; and
• proved undeveloped (PUD) capital expenditures.

We use a multi-year average of Finding & Development Costs to reduce the impact of reserve additions reported during each year and the fluctuations in LTI recycle ratio, so that we can meet an objective of our compensation program which is to provide competitive compensation without incenting excessive or inappropriate risk-taking. We calculated our 2010 LTI recycle ratio (to determine eligibility of PSUs granted in 2010) using a two year average (2009 and 2010) of Finding & Development Costs which reflects our two year reporting history as an independent integrated oil company. In future years, we expect that we will calculate our LTI recycle ratio using a three year average of Finding & Development Costs.

In addition, our LTI recycle ratio takes into account the impact of incremental future development costs, general and administrative costs, the impact of hedging and, in certain cases, the impact of acquisition and divestiture activity. The LTI recycle ratio is calculated on a before royalties basis.

The performance eligibility of PSUs is determined on an annual basis, as follows:

Performance	LTI recycle ratio	Number of PSUs that become eligible to vest

Threshold	Less than or equal to one	0 times number granted
Target	Equal to two	1 times number granted
Maximum	Equal to three	2 times number granted

LTI recycle ratios of between 1.0 and 3.0 will result in eligibility of PSUs for vesting on a linear basis such that portions of the grant may become eligible to vest on an annual basis.

By way of example, if 100 PSUs were granted, the following table shows how many PSUs would be eligible for vesting at the end of each annual performance period:

Annual performance period	LTI recycle ratio	PSUs that become eligible to vest	Number of PSUs that become eligible to vest

First	1.8	0.8 times 30 percent of PSUs granted	24
Second	2.3	1.3 times 30 percent of PSUs granted	39
Third	0.8	0.0 times 40 percent of PSUs granted	0

Total Eligible			63

PSUs that do not become eligible to vest at the end of an annual performance period will not vest or become eligible in subsequent periods and are cancelled. In our example above, therefore, six PSUs do not become eligible to vest at the end of the first annual performance period and are cancelled and 40 PSUs do not become eligible to vest at the end of the third annual performance period and are cancelled. Overall, in our example above, 37 PSUs would not become eligible to vest, would not vest and would be cancelled.

At the end of the third annual performance period, PSUs that have become eligible to vest will vest and be paid out in the form of cash or Common Shares purchased in the open market, as determined by Cenovus, subject to the employee's active employment. Dividend equivalents are credited on the eligible PSUs in the form of additional PSUs, consistent with dividends declared on Common Shares throughout the three annual performance periods. In our example above, 63 PSUs plus associated dividend equivalents earned, would vest following the end of the third annual performance period and be paid out in cash or Common Shares.

Employee Stock Option Plan:  A second component of our long-term incentive program is the grant of options to employees and executive officers, which is consistent with market practice in our industry. Options granted in 2010 under our ESOP ("Cenovus Options") have a seven year term from their original grant date and vest based upon the following schedule: 30 percent on the first anniversary date of the grant, 30 percent on the second anniversary date of the grant and the remaining 40 percent on the third anniversary date of the grant.

The grant price of Cenovus Options is the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares have not traded on that day, on the next preceding day on which Common Shares were traded.

Cenovus Options have either associated tandem stock appreciation rights ("TSARs") or associated net settlement rights as follows:

•       TSARs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive cash (or, at our election, Common Shares instead).
• The optionholder will be paid in cash the closing price of a Common Share on the TSX on the last trading day preceding the date the TSARs are exercised less the grant price of the Cenovus Option, then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.
•       Net settlement rights entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares.
• The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

In 2010, Cenovus Options with TSARs were granted. Commencing in February 2011, we granted Cenovus Options with net settlement rights.

Replacement Stock Options:  Pursuant to the Arrangement, replacement stock options (with associated TSARs) were granted to our employees and executive officers. For each Encana stock option held as of November 30, 2009, our employees and executive officers received one Encana replacement option and one Cenovus replacement option. The grant price of the previously held Encana stock options was adjusted using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009. All of the replacement stock options have associated TSARs.

The Cenovus replacement options have a five year term from their original grant date and vest according to their original grant date based upon the following schedule: 30 percent on the first anniversary date of the original grant, 30 percent on the second anniversary date of the original grant and the remaining 40 percent on the third anniversary date of the original grant. For two-thirds of the Cenovus replacement options which replaced grants from 2007 to 2009, there is an additional vesting requirement related to achievement of a stated recycle ratio. Specifically:

  •
  0 percent of the performance-based Cenovus replacement options vest where the recycle ratio is equal to or less than 1.0.

  •
  50 percent of the performance-based Cenovus replacement options vest where the recycle ratio is 2.0 or greater.

  •
  100 percent of the performance-based Cenovus replacement options vest where the recycle ratio is 3.0 or greater.

  •
  Recycle ratios of between 1.0 and 3.0 will result in vesting of performance-based Cenovus replacement options on a linear basis such that portions of the grant may vest.

  •
  Performance-based Cenovus replacement options that do not vest in a particular year are forfeited and cancelled.

Recycle ratio for the purposes of vesting of Cenovus replacement options is determined based upon a formula of Netback divided by Finding & Development Costs, as outlined in the replacement option grant agreements and as determined by the HRC Committee on an annual basis.

Deferred Share Units

We have a Deferred Share Unit Plan for Employees ("DSU Plan") under which our employees (including our executive officers) may elect, irrevocably and in the prior calendar year, to convert either 25 percent or 50 percent of their annual performance bonus (which would otherwise be paid in cash) to deferred share units ("DSUs"). In addition, the DSU Plan allows the HRC Committee to award a grant of DSUs on terms and conditions it determines at the time of the grant. Dividend equivalents are credited on the outstanding DSUs in the form of additional DSUs, consistent with dividends declared on Common Shares.

DSUs generally vest when they are credited to the individual's account, unless the HRC Committee determines otherwise. DSUs may only be redeemed upon the departure of the individual from Cenovus, either by resignation, termination or retirement. When an individual departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from Cenovus. The value of DSUs that may be redeemed is equal to the number of DSUs in the individual's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the individual in cash on an after-tax basis.

Pursuant to the Arrangement, Encana DSUs held by employees of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each employee was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

Retirement and Pension Benefits

We believe it is important to provide alternatives for the future retirement of our employees and executive officers through retirement and pension benefits. Our program provides competitive retirement and pension benefits, gives long-term financial security and aids with retention.

Cenovus's Canadian Pension Plan, which includes both a Defined Benefit Option ("DB Plan") and a Defined Contribution Option ("DC Plan"), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

Under our DB Plan, normal retirement is at age 65, although employees may retire as early as age 55 with a reduced pension for early commencement. For our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for our President & Chief Executive Officer and 40 percent for our other NEOs. We pay pensions from our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Under the terms of the DC Plan, contributions are made to an account for each employee or executive officer in the amount of eight percent of pensionable earnings. For our NEOs participating in the DC Plan, pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary. Each employee individually manages the investments made within their accounts. A specified number of investment options are made available by Cenovus within the DC Plan and the accounts held by employees. Contributions to the DC Plan are made by Cenovus up to the limits permitted under a registered pension plan. Additional pension contributions are made to the Cenovus Energy Inc. Canadian Supplemental Defined Contribution Savings Plan for contributions in excess of the limits permitted under a registered pension plan.

As part of the Arrangement, Cenovus assumed the obligation in respect of certain transferred employees to pay and fund from the Cenovus Canadian Pension Plan, pension benefits that had been accrued by the transferred employees under Encana's pension plans prior to the Arrangement.

Other Compensation

To achieve a competitive total compensation package, we provide additional elements of compensation such as an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary and, in some cases, membership fees associated with the personal use of clubs.

2010 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Based upon our review of base salaries and the total compensation package of our President & Chief Executive Officer and our other NEOs, as compared to our peer group, the base salaries for our NEOs effective April 1, 2010 are as follows:

Name	Base Salary

Brian C. Ferguson	$900,000
John K. Brannan	$550,000	(1)
Harbir S. Chhina	$400,000
Ivor M. Ruste	$500,000
Donald T. Swystun	$480,000

Note:

(1)
Mr. Brannan received an increase in base salary effective December 1, 2010 to $687,500 to reflect his new role as Executive Vice-President & Chief Operating Officer.

In 2010, our NEOs were eligible for annual performance bonus award amounts as follows:

Name	Target Annual Performance Bonus Award Percentage of Base Salary	Minimum Annual Performance Bonus Award	Target Annual Performance Bonus Award	Maximum Annual Performance Bonus Award(1)

Brian C. Ferguson	100%	$0	$900,000	$1,800,000
John K. Brannan	75%	$0	$515,625	$1,031,250
Harbir S. Chhina	50%	$0	$200,000	$400,000
Ivor M. Ruste	60%	$0	$300,000	$600,000
Donald T. Swystun	60%	$0	$288,000	$576,000

Note:

(1)
Our NEOs have the ability to earn a Maximum Annual Performance Bonus Award of up to two times their Target Annual Performance Bonus Awards for outstanding performance. In addition, our Board retains the discretion to award an additional amount to our President & Chief Executive Officer for exceptional performance in a particular year.

For the 2010 year, our Board evaluated the performance of our company and our executive officers based on the key performance measures and the achievement of those measures in 2010 outlined in the following 2010 Cenovus Performance Summary Table:

 2010 Cenovus Performance Summary Table

Performance Measure	2010 Actual Results vs. 2009	Performance Assessment

Operational Performance

Total Oil Sands Production	59,045 bbls/d 33 percent increase	Outperformed

Foster Creek Production	51,147 bbls/d 36 percent increase	Outperformed

Christina Lake Production	7,898 bbls/d 18 percent increase	Outperformed

Capital investment	$2,122 MM 2 percent decrease	Performed

Total Operating Costs	$1,302 MM 1 percent decrease	Performed

Upstream Operating Costs	$8.81 per BOE(1) 15 percent decrease	Performed

Foster Creek and Christina Lake Operating Costs	$11.28 per bbl 10 percent decrease	Outperformed

Total Proved Reserves	1.7 billion BOE(1) 19 percent increase	Outperformed

Proved Bitumen Reserves	1.2 billion bbls 33 percent increase	Outperformed

Steam to Oil Ratio	2.2 One of the best in the industry	Outperformed

Safety, Environmental and Regulatory Compliance	Decrease in reportable spill volume TRIF (total recordable injury frequency) down by 15 percent Zero fatalities	Performed

Consolidated Financial Performance

Cash Flow(2)	$2.4 billion 15 percent decrease	Performed

Operating Earnings(2)	$794 MM 48 percent decrease	Performed

Net Earnings	$993 MM 21 percent increase	Performed

Debt-to-adjusted EBITDA(2)	1.2 times 9 percent increase	Performed

Debt to Capitalization(2)	26 percent 7 percent decrease	Outperformed

Total Shareholder Return

Total Shareholder Return	29 percent	Outperformed

Cash Flow Multiple	10.4 48 percent increase	Outperformed

Strategic Accomplishments

Developed and communicated inaugural strategy and long range plan	Established a strategy to double our net asset value over the next five years and boost our oil sands production five-fold to 300,000 bbls/d net to Cenovus by the end of 2019	Outperformed

Regulatory applications successfully filed	Approval of Foster Creek phases F, G and H and filed Narrows Lake application	Outperformed

Environmental integration	Developed inaugural long term forecasts and key performance indicators	Performed

Organizational Change	Restructured operations to maximize efficiencies and align with new business plan	Outperformed

Notes:

(1)
Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

(2)
The following financial measures do not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other issuers: cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations; operating earnings show net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates; Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength. Debt is defined as the current and long term portions of long term debt. Capitalization is a measure defined as debt plus shareholders' equity. Adjusted EBITDA is defined as net earnings before net interest, income taxes, depreciation, depletion and amortization, accretion of asset retirement obligation, foreign exchange gains or losses, gains or losses on disposal of assets and other income and loss. Please refer to our Management's Discussion & Analysis for the year ended December 31, 2010, available at www.cenovus.com, for a full discussion of the use and reconciliation of these financial measures.

Our HRC Committee arrived at its decisions to award the 2010 Annual Performance Bonus Awards to our NEOs based on the following analysis of their performance:

Executive Officer	Performance Assessment	2010 Annual Performance Bonus Award

Brian C. Ferguson
Under the strong leadership of our President & Chief Executive Officer, Brian Ferguson, Cenovus delivered excellent operating and financial performance in 2010. We achieved great success in all elements of our business, continuing to expand our oil sands operations and increase production, generating reliable cash flow from our established natural gas and conventional oil properties to invest in our oil sands growth and continuing to be recognized as a low-cost and responsible producer. As outlined in detail in the 2010 Cenovus Performance Summary Table, operationally Cenovus outperformed as compared to 2009. Financial measures performed well even though 2010 presented a difficult commodity price environment in natural gas.

	Strategically, Brian provided excellent direction and focus for Cenovus. Our total shareholder return far exceeded that of our competitors, providing outstanding return for our shareholders in 2010. Brian spearheaded development of a 10 year business plan with clear goals and deliverables. Brian's focus on achieving operational excellence while ensuring that environmental and social impacts are appropriately managed and work is conducted safely has led Cenovus to achieve excellent results in 2010 and attain a strong reputation as a responsible company.	$1,710,000 Paid 25 percent in the form of DSUs and 75 percent in cash

John K. Brannan	John Brannan exceeded expectations in 2010 by delivering strong leadership to our operations, with the oil sands business achieving increased production, exceptional growth in proved reserves and reduced costs and capital expenditures as outlined in the 2010 Cenovus Performance Summary Table. Under John's leadership, regulatory approval of Phases F, G and H at Foster Creek was obtained, contributing to Cenovus's increased production and reserves growth in 2010.

	One of our core values is ensuring safe operations and under John's leadership, Cenovus achieved a significant improvement in safety and environmental performance in 2010. John exceeded expectations in his role as we established Cenovus as an independent company. In 2010, he provided outstanding leadership in our internal reorganization to a centralized structure, assuming the role of Executive Vice-President & Chief Operating Officer on December 1, 2010.	$979,688

Harbir S. Chhina	In 2010, Harbir Chhina, Executive Vice-President, Oil Sands, played a key role in the growth and development of Cenovus's oil sands assets, which demonstrated industry leading operating performance as set out in the 2010 Cenovus Performance Summary Table. Harbir provided excellent leadership in technology development and evaluation of new resource plays, resulting in the filing of a regulatory application for Narrows Lake, start-up of the Grand Rapids pilot and the assessment of future oil sands projects. Cenovus's exceptional growth in proved reserves can be mainly attributed to (1) the expansion of the Foster Creek development area, (2) increased recovery due to advancements in technology, such as wedge wells, and (3) improved reservoir performance, all of which proceeded under the leadership of Harbir.	$390,000

Ivor M. Ruste	Ivor Ruste, in his role as Executive Vice-President & Chief Financial Officer, demonstrated excellent financial leadership as we established Cenovus as a new independent company. This included implementation of Cenovus financial reporting processes and of financial stewardship, hedging and risk management policies and penalties. Under the financial leadership of Ivor, Cenovus demonstrated sound financial performance as outlined in the 2010 Cenovus Performance Summary Table and as reflected in a strong year-end balance sheet. Ivor played a fundamental role in strengthening the financial capacity of Cenovus during 2010 and in ensuring financial flexibility and liquidity for the future through new or extended debt shelves and credit facilities on very strong terms and conditions.	$570,000

Donald T. Swystun	In 2010, Donald Swystun exhibited excellent performance in his role as Executive Vice-President & President, Canadian Plains, which prior to the corporate reorganization included the operations of Cenovus's natural gas and conventional oil assets. Don led the Canadian Plains division to superior operating performance, by exceeding production targets and lowering costs and capital expenditures. Under Don's leadership, Finding & Development costs performance was strong and safety and environmental performance was excellent. Don demonstrated strong leadership in the reorganization of Cenovus from a divisional structure to a centralized model. In December 2010, Don assumed the role of Executive Vice-President, Refining, Marketing, Transportation & Development.	$540,000

In 2010, our NEOs were granted long-term incentives in the form of Cenovus Options and PSUs. Fifty percent of the expected value of the long-term incentive grant was in the form of Cenovus Options and the remaining fifty percent was in the form of PSUs. The following table outlines the number of units of long-term incentives granted in 2010:

Name	Cenovus Options	PSUs

Brian C. Ferguson	237,000	55,000
John K. Brannan	190,000	44,000
Harbir S. Chhina	142,000	33,000
Ivor M. Ruste	95,000	22,000
Donald T. Swystun	95,000	22,000

Share Ownership Guidelines

We believe it is important to closely align the interests of our executive officers with our shareholders and one key way to accomplish this is to require that they maintain certain minimum holdings of Common Shares, which may include holdings of DSUs. As a result, our HRC Committee approved the following share ownership guidelines in December 2009:

President & Chief Executive Officer	4 times annual base salary
Other Executive Officers	2 times annual base salary

The executive officers who held executive officer positions with Encana prior to December 1, 2009 are required to achieve these share ownership guidelines by December 1, 2012. For those new executive officers appointed at the time of successful completion of the Arrangement or in future years, achievement of the share ownership guidelines is required within five years of their appointment as an executive officer or, for those executive officers appointed on December 1, 2009, by December 1, 2014. As of February 28, 2011, all of our NEOs, including our President & Chief Executive Officer, had achieved these guidelines.

 Shareholder Advisory Vote on Executive Compensation

In 2010, to further enhance transparency regarding our Board's philosophy, principles and approach to executive compensation, our Board adopted a Shareholder Advisory Vote on Executive Compensation Policy. The Board determined that a "Say on Pay" non-binding advisory vote will be held commencing in 2012 and will be held every three years thereafter. The full text of our Policy is available on our website at www.cenovus.com.

Performance Graph

The following chart compares the cumulative total shareholder return for Cenovus on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the period of time that Cenovus Common Shares have traded on the TSX, from December 3, 2009 to December 31, 2010.

TOTAL SHAREHOLDER RETURN (TSX)
($100 Invested in Base Period 12/03/09)

Source: Bloomberg

	03-Dec-09	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10	Annual Growth Rate(1)

CVE (TSX)	100	101.75	102.64	106.77	116.09	131.35	29%
S&P/TSX Composite Index	100	101.25	104.41	98.69	108.79	119.07	18%
S&P/TSX Energy Index	100	104.35	102.27	97.32	104.12	118.35	13%

Note:

(1)
The annual growth rate shown represents the annual time period of December 31, 2009 to December 31, 2010.

The performance graph illustrates the strong performance of our total shareholder return relative to key indices, notably since the end of the first quarter of 2010. Our total shareholder return outperformed that of the indices during 2010, being 29 percent compared to 18 percent for the S&P/TSX Composite Index and 13 percent for the S&P/TSX Energy Index. Overall, the compensation level of our executive officers is consistent with the trend of Cenovus's increase in total shareholder return as shown on the performance graph. As well, the at-risk portion of our executive officers' total compensation package, in the form of equity compensation grants, aligns our executives with the achieved total shareholder return of Cenovus as a whole. Approximately 80 percent of our NEOs' total direct compensation is at risk through short and long-term incentives. The short-term incentives are responsive to annual performance although they are earned on measures other than short-term Common Share performance, while the value ultimately received from long-term incentives aligns well with shareholder value creation over the long term.

 TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the month of December 2009 (when Cenovus commenced independent operations) and for the year ended December 31, 2010.

					Non-Equity Incentive Plan Compensation
											Total Compensation Excluding Pension Value ($)
Name and Principal Position	Year (1)	Salary ($)	Option- Based Awards(2) ($)	Share- Based Awards(2) ($)	Annual Incentive Plans(3) ($)		Pension Value(4) ($)		All Other Compensation (5) ($)	Total Compensation ($)

Brian C. Ferguson, President & Chief Executive Officer	2010 2009	900,000 75,000	1,246,252 0	1,246,252 0	1,710,000 125,000	(6)	40,939 34,978		97,379 7,530	5,240,822 242,508	5,199,883 207,530

John K. Brannan, Executive Vice-President & Chief Operating Officer	2010 2009	533,959 36,667	998,055 0	998,054 0	979,688 45,920		1,861,768 12,898	(7)	75,200 5,613	5,446,724 101,098	3,584,956 88,200

Harbir S. Chhina, Executive Vice-President, Oil Sands	2010 2009	400,000 33,333	747,225 0	747,225 0	390,000 23,781		33,067 2,667		69,672 5,447	2,387,189 65,228	2,354,122 62,561

Ivor M. Ruste, Executive Vice-President & Chief Financial Officer	2010 2009	487,500 37,500	499,027 0	499,027 0	570,000 65,348		53,400 3,000		75,477 5,355	2,184,431 111,203	2,131,031 108,203

Donald T. Swystun, Executive Vice-President, Refining, Marketing, Transportation and Development	2010 2009	472,500 37,500	499,027 0	499,027 0	540,000 44,488		179,318 12,442		72,127 5,655	2,261,999 100,085	2,082,681 87,643

Notes:

(1)
Cenovus commenced independent operations on December 1, 2009. The 2009 data shows the compensation earned in December 2009 by our NEOs, in their capacities as executive officers of Cenovus and does not include compensation earned with a predecessor employer in 2009.
(2)
The fair value of option-based awards and share-based awards on the grant date was calculated using the binomial option pricing methodology, which is applied consistently with competitive market analyses. This fair value differs from the value reported for accounting purposes, which uses a "mark-to-market" approach that is used for accounting purposes pursuant to Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Accounting Handbook.
(3)
The Annual Incentive Plans amounts include the amount of the annual performance bonus awards earned by our NEOs for the 2010 year, paid in 2011. For the 2009 year, these amounts were paid to our President & Chief Executive Officer and our Executive Vice-President & Chief Financial Officer, partially in cash and partially in the form of DSUs in accordance with the DSU Plan.
(4)
Pension Value represents the compensatory change set out in the Compensatory Change column of the Defined Benefit Pension Table or the Defined Contribution Pension Table, as applicable.
(5)
All Other Compensation represents annual allowance ($39,600), company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary and, in some cases, membership fees associated with the personal use of clubs paid in 2010.
(6)
The annual performance bonus award earned by our President & Chief Executive Officer in 2010 was paid 25 percent in the form of a grant of DSUs and 75 percent in cash. The Board made its decision to pay the 2010 annual performance bonus award in the form of DSUs and in cash considering a number of factors, including Mr. Ferguson's request that his bonus be allocated between DSUs and cash.
(7)
The compensatory change in pension value for Mr. Brannan is a result of base salary increases in 2010 and is not representative of the typical compensatory change in pension value expected for Mr. Brannan.

 Outstanding Option-Based and Share-Based Awards

The following table outlines the option-based awards and share-based awards outstanding as at December 31, 2010.

	OPTION- BASED AWARDS						SHARE- BASED AWARDS

Name	Number of Securities Underlying Unexercised Options(1) (#)	Grant Date of Cenovus Replacement Options	Original Grant Date	Option Exercise Price(2) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(3) ($)	Number of Shares/Units That Have Not Vested (#)(4)	Market Value of Share- Based Awards That Have Not Vested ($)(5)

Brian C. Ferguson	126,250 132,750 144,000 237,000	30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010	26.64 32.96 26.27 26.32	13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017	838,300 42,480 1,009,440 1,649,520	56,550	1,881,999

John K. Brannan	10,000 88,375 106,200 115,200 190,000	30-Nov-2009 30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2006 13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010	22.91 26.64 32.96 26.27 26.32	13-Feb-2011 13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017	103,700 586,810 33,984 807,552 1,322,400	45,240	1,505,599

Harbir S. Chhina	30,000 50,500 79,650 77,760 142,000	30-Nov-2009 30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2006 13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010	22.91 26.64 32.96 26.27 26.32	13-Feb-2011 13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017	311,100 335,320 25,488 545,098 988,320	33,930	1,129,199

Ivor M. Ruste	63,125 66,375 86,400 95,000	30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010	26.64 32.96 26.27 26.32	13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017	419,150 21,240 605,664 661,200	22,620	752,800

Donald T. Swystun	60,000 88,375 106,200 115,200 95,000	30-Nov-2009 30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2006 13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010	22.91 26.64 32.96 26.27 26.32	13-Feb-2011 13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017	622,200 586,810 33,984 807,552 661,200	22,620	752,800

Notes:

(1)
The number of securities underlying unexercised options includes both vested and unvested options. For the 2007, 2008 and 2009 option grants, performance-based Cenovus replacement options that do not vest in a given year will be cancelled and deducted from the amounts stated in this table.
(2)
The exercise price of previously held Encana options that were granted in 2007, 2008 and 2009 was adjusted as a result of the Arrangement, using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009.
(3)
The value of unexercised in-the-money options is based on the December 31, 2010 closing price of the Common Shares on the TSX of $33.28.
(4)
The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2010 plus the number of dividend equivalents credited in 2010 associated with those PSUs granted. The PSUs and associated dividend equivalents become eligible to vest based on achievement of LTI recycle ratio as discussed under Long-Term Incentive Awards in the Compensation Discussion and Analysis section of this circular and may not become eligible or vest and may be cancelled.
(5)
The market value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 31, 2010 closing price of the Common Shares on the TSX of $33.28.

Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option-based awards that vested and the value of non-equity incentive plan compensation that was earned in 2010. No share-based awards vested in 2010.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2) ($)

Brian C. Ferguson	0	1,710,000(3)
John K. Brannan	0	979,688
Harbir S. Chhina	0	390,000
Ivor M. Ruste	0	570,000
Donald T. Swystun	0	540,000

Notes:

(1)
The value vested during the year is calculated on the assumption that the NEO exercised the option-based awards on the date they vested. As such, in 2010 the value vested during the year is calculated using the closing price of the Common Shares on the TSX for the respective vesting dates of February 11, 2010 of $25.45 and February 16, 2010 (because there was no trading on February 16, 2010 the closing price of the Common Shares on the TSX on February 12, 2010 was used, being the most recent trading day to the vesting date of February 16, 2010) of $25.10, both of which are less than the grant price of the option-based awards, resulting in zero value vested during the year. The number of performance based option-based awards that vested in 2010 were vested based upon a LTI recycle ratio of 2.60. See Long-Term Incentive Awards in the Compensation Discussion and Analysis section of this circular for a discussion of how the LTI recycle ratio is calculated.
(2)
Non-Equity Incentive Plan Compensation includes the amount of the annual performance bonus awards earned by our NEOs for the 2010 year, paid in 2011.
(3)
The annual performance bonus award earned by our President & Chief Executive Officer in 2010 was paid 25 percent in the form of a grant of DSUs and 75 percent in cash. The Board made its decision to pay the 2010 annual performance bonus award in the form of DSUs and cash considering a number of factors, including Mr. Ferguson's request that his bonus be allocated between DSUs and cash.

Defined Benefit Pension Table

The pension amount payable to participants in the DB Plan is based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The final average pensionable earnings are determined based upon the highest average consecutive base salary plus performance bonus in five of the last 10 years. For our President & Chief Executive Officer the performance bonus amount is capped at 67 percent of base salary and for our other NEOs the performance bonus amount is capped at 40 percent of base salary. Our DB Plan is contributory such that our NEOs contribute four percent of pensionable earnings to the registered pension plan up to an annual maximum.

Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Pensions are reduced by 1/4 of 1 percent for each month that the participant retires prior to age 60. For participants that were in the Alberta Energy Company Ltd. predecessor plan, pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 or from age 60 (or 30 years of service, if earlier, but after age 55) for service after January 1, 2003. Pensions are reduced by 1/4 of 1 percent for each month prior to age 62 for service prior to January 1, 2003, or age 60 for service after January 1, 2003.

For single participants, pensions are paid for life but continue for a minimum of 10 years after retirement. For married participants, pensions are paid for life but reduce to a 60 percent pension to the surviving spouse after the participant's death. Total pension payments to the participant and spouse continue for a minimum of 5 years after retirement.

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)				Accrued Obligation at Start of Year(1) ($)		Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Accrued Obligation at Year End(1) ($)

			At Year End		At Age 65

Brian C. Ferguson	28.25	(4)	486,050		676,132		9,780,832	(5)	40,939	1,951,300	11,773,071	(6)
John K. Brannan	25.58	(7)	222,700	(8)	308,248	(9)	3,018,978		1,861,768	840,894	5,721,640
Donald T. Swystun(10)	8.00		93,880		274,795		1,018,060		179,318	288,185	1,485,563

Notes:

(1)
The accrued obligation (as defined by Form 51-102F6) as of the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus's consolidated financial statements.
(2)
Includes service cost net of employee contributions plus the difference between actual and estimated earnings.
(3)
Includes interest on the Accrued Obligation for the period, employee contributions plus changes in the discount rate and other net experience as at December 31, 2010.
(4)
Includes three additional years of service granted under an individual agreement.
(5)
Includes optional contributions account balance of $56,321, as of December 31, 2010, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(6)
Includes optional contributions account balance of $61,277, as of December 31, 2010, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(7)
Includes 16.50 additional years of past service granted under an individual agreement on hire, to recognize service with a prior employer.
(8)
Annual benefit payable reduced by $58,479 to reflect annual benefit payable from a prior employer.
(9)
Annual benefit payable reduced by $84,135 to reflect annual benefit payable from a prior employer.
(10)
Prior to January 1, 2003, Mr. Swystun was a member of the DC Plan of a predecessor employer.

 Defined Contribution Pension Table

Cenovus makes contributions of eight percent of pensionable earnings to DC Plan accounts managed by the individual participants. Pensionable earnings for our NEOs who participate in our DC Plan include annual base salary plus performance bonus (capped at 40 percent of annual base salary).

The following table outlines the change in value of DC Plan holdings in 2010.

Name	Accumulated Value at Start of Year ($)	Compensatory Change ($)	Non- Compensatory Change ($)(1)	Accumulated Value at Year End ($)

Harbir S. Chhina	354,121	33,067	17,956	405,144
Ivor M. Ruste	130,943	53,400	14,082	198,425
Donald T. Swystun(2)	109,846	0	5,618	115,464

Notes:

(1)
Includes investment earnings during 2010.
(2)
Since January 1, 2003, Mr. Swystun has been accruing pension benefits under the DB Plan.

Employment, Severance and Change in Control Arrangements

We entered into change in control agreements with each of our executive officers. In addition, our executive officers receive the same treatment as other employees on a change in control in respect of vesting of PSUs, Cenovus Options and Cenovus replacement options as outlined in the applicable grant agreements. Cenovus has not entered into any other employment or severance arrangements with our executive officers.

Change in Control Agreements

The change in control agreements that have been entered into with our executive officers provide for a "double trigger" for payment of severance benefits. First, a change in control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The terms of the change in control agreements provide for the following severance benefits should both aspects of the double trigger be activated (change in control and termination of employment):

•
A lump sum severance payment representing the amount of salary and bonus, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The bonus is determined based upon the average of the bonus payments paid to the executive officer over the preceding five-year period, which for our executive officers will include consideration of high performance reward program awards paid while employed by Encana.

•
Medical, dental and insurance benefits continue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

•
All Cenovus Options and all time-based Cenovus replacement options and 50 percent of the performance-based Cenovus replacement options would immediately vest and be available for exercise, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The remaining 50 percent of the performance-based Cenovus replacement options vest upon the achievement of the stated performance measure as outlined in the grant agreements for the Cenovus replacement options. One times the number of PSUs granted would vest immediately and be paid out.

•
Pension benefits continue to accrue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

Long-Term Incentive Grant Agreements

Under the terms of the grant agreements applicable to each type of long-term incentive, on a change in control, for all optionholders (including our executive officers):

•
all of the Cenovus Options will immediately vest;

•
PSUs will become eligible and immediately vest based on a 2.0 LTI recycle ratio, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest; and

•
Immediate vesting of all time-based and 50 percent of the performance-based Cenovus replacement options would occur, and the other 50 percent of the performance-based Cenovus replacement options would vest subject to their ordinary terms based on achievement of LTI recycle ratio.

Change in Control Table

The following table outlines the amounts that would be payable to our NEOs if a change in control occurred on December 31, 2010 and, in the case of the change in control agreements, employment terminated as a result of the change in control on December 31, 2010.

	Long-Term Incentive Grant Agreements	Change in Control Agreements
Name	Value of Exercisable Vested LTIs(1)	Cash Severance	Annual Incentive Plan(2)	Value of Exercisable Vested LTIs(1)	Pension Benefits		Other Compensation and Benefits(3)	Total

Brian C. Ferguson	4,035,004	2,700,000	1,955,518	4,035,004	6,019,895	(4)	292,137	15,002,554
John K. Brannan	3,230,787	1,375,000	713,853	3,230,787	1,977,904	(5)	150,400	7,447,944
Harbir S. Chhina	2,390,168	800,000	484,429	2,390,168	89,600	(6)	139,344	3,903,541
Ivor M. Ruste	1,714,814	1,000,000	489,489	1,714,814	112,000	(6)	150,954	3,467,257
Donald T. Swystun	1,816,794	960,000	829,656	1,816,794	414,024	(5)	144,254	4,164,728

Notes:

(1)
The value of exercisable vested LTIs is calculated by multiplying the number of options that would vest on a change in control by the difference between the grant price and $33.28, the closing price of a Common Share on the TSX on December 31, 2010, and then adding the number of PSUs that would vest on a change in control multiplied by $33.28, the closing price of a Common Share on the TSX on December 31, 2010.
(2)
The Annual Incentive Plan amount is calculated based upon the average of the annual performance bonus awards paid to our NEOs over the preceding five-year period, which will include consideration of high performance reward program awards paid while employed by Encana. The average is then applied to a period of 36 months for our President & Chief Executive Officer and over a period of 24 months for our other NEOs.
(3)
The value of Other Compensation and Benefits is the amount in the column titled "Other Compensation" in the Summary Compensation table multiplied by three for our President & Chief Executive Officer and by two for our other NEOs, representing a period of 36 months or 24 months, respectively.
(4)
In the event of a change in control and termination of employment, Mr. Ferguson will be credited with additional pensionable service of 36 months. The calculation of Mr. Ferguson's five-year final average pensionable earnings is based on his annual base salary plus annual performance bonus (capped at 67 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2013. This incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Ferguson's accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2010. The discount rates used are 3.3 percent for ten years and 5.0 percent thereafter.
(5)
In the event of a change in control and termination of employment, Mr. Brannan and Mr. Swystun will be credited with additional pensionable service of 24 months. The calculation of Mr. Brannan's and Mr. Swystun's five-year final average pensionable earnings is based on his respective annual base salary plus annual performance bonus (capped at 40 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2013. The incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Brannan's and Mr. Swystun's accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2010. The discount rates used are 3.3 percent for ten years and 5.0 percent thereafter.
(6)
In the event of a change in control and termination of employment of Mr. Ruste and Mr. Chhina, the incremental lump sum pension value is equal to eight percent of two times his respective annual base salary plus annual performance bonus (capped at 40 percent of salary).

 ADDITIONAL COMPENSATION PLAN INFORMATION

Employee Stock Option Plan

The ESOP is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2010, there were an aggregate of 36,270,936 options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Option plans approved by securityholders	36,270,936	27.95	26,532,834
Option plans not approved by securityholders	–	–	–

Total	36,270,936	$27.95	26,532,834

As of March 1, 2011, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus's savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 66 million Common Shares, representing approximately 8.72 percent of the Common Shares of Cenovus on a diluted basis. In addition, directors, executive officers and employees held 956,897 deferred share units and 2,901,445 performance share units.

Eligibility  Approved by shareholders in 2009, our ESOP was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute materially to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the ESOP.

Shares Reserved for Issuance  A maximum of 64 million Common Shares have been reserved for issuance under the ESOP, representing approximately 8.5 percent of the total number of outstanding Common Shares as at December 31, 2010. There were 36,270,936 options outstanding under the ESOP and 26,532,834 options available for grant, representing approximately 4.82 percent and 3.53 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2010. Common Shares reserved for previously granted options that expire or terminate without having been fully exercised may be reserved for a subsequent option.

Insiders  The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration  The HRC Committee is the administrator of the ESOP, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach TSARs to options. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP will be determined by the HRC Committee and set out in an option agreement.

Exercise Price  The exercise price of a Cenovus Option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting  The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Cenovus Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Expiry  Each Cenovus Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding seven years from the date the Cenovus Option was granted as the HRC Committee may determine. Prior to a Board approved amendment to the ESOP on February 9, 2010, Cenovus Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendment provision in the ESOP.

TSARs  Cenovus Options may have associated tandem stock appreciation rights (referred to as TSARs) which entitle the optionholder to surrender the right to exercise his or her Cenovus Option to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Cenovus Option, multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Cenovus Option grants.

Net Settlement Rights  Net settlement rights entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings. Net settlement rights were introduced to the ESOP in December 2010 by approval of our Board. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendment provision in the ESOP.

Cenovus Replacement Options  Cenovus replacement options were granted pursuant to the Arrangement and continue to be administered under the ESOP. For specific details regarding the Cenovus replacement options, including grant price, expiry, associated TSARs, vesting and performance criteria, see Long-Term Incentive Awards in the Compensation Discussion and Analysis section of this circular.

Adjustments  Adjustments will be made to the exercise price of a Cenovus Option, the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Non-Assignable and No Rights as a Shareholder  A Cenovus Option may be exercised only by the optionholder and is not assignable, except on death. Nothing in the ESOP or in any option grant agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the option or otherwise through the holding of Common Shares. Nothing in the ESOP or in any option grant agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period  If the exercise period of a Cenovus Option expires during, or within ten business days following, a period when option exercising is prohibited by Cenovus (the "Blackout Period"), then the exercise period of such option will be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period"), after which time such option shall expire and terminate.

Amendments – Board Approval  The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the ESOP in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any option previously granted. Any amendment to be made to the ESOP is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the ESOP or a specific option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

  (i)
  extending or, in the event of a change in control, retirement, death or disability, accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options;

  (ii)
  altering the terms and conditions of vesting applicable to any Cenovus Option or group of Cenovus Options;

  (iii)
  changing the termination provisions of the ESOP or any Cenovus Option, provided that the change does not provide for an extension beyond the original expiry date of such option;

  (iv)
  accelerating the expiry date in respect of a Cenovus Option;

  (v)
  determining the adjustment provisions pursuant to the ESOP. See "Adjustments" above;

  (vi)
  amending the definitions contained within the ESOP and other amendments of a "housekeeping" nature; and

  (vii)
  amending or modifying the mechanics of exercise of a Cenovus Option or TSAR.

Amendments – Shareholder Approval  Approval by shareholders of Cenovus will be required for amendments that relate to:

  (i)
  accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options other than in the event of a change in control, retirement, death or disability;

  (ii)
  any increase in the number of Common Shares reserved for issuance under the ESOP;

  (iii)
  any reduction in the grant price or cancellation and reissue of Cenovus Options;

  (iv)
  any extension of the term of a Cenovus Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

  (v)
  any increase to the length of the Blackout Extension Period;

  (vi)
  the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

  (vii)
  any allowance for the transferability or assignability of Cenovus Options other than for estate settlement purposes;

  (viii)
  amendments to the specific amendment provision of the ESOP; and

  (ix)
  amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Cenovus Board recognizes that corporate governance is fundamental to generating long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed leading and reliable systems to ensure the interests of Cenovus shareholders are well protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators ("CSA") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange ("NYSE") are generally not applicable to non-U.S. companies, however we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at www.cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This Statement of Corporate Governance Practices has been approved by the Board, on the recommendation of the Nominating and Corporate Governance Committee, and is based on CSA National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees ("NI 52-110").

Board of Directors

Independence  Our Board is currently composed of nine directors, eight of whom are independent directors. Mr. Ferguson, our President & Chief Executive Officer, is the only member of our Board who is also a member of our management. Additional information on each Cenovus director can be found under Nominees for Election in the Business of the Meeting section of this circular. Each committee of the Board – the Audit Committee, the HRC Committee, the Nominating and Corporate Governance Committee ("NCG Committee"), the Reserves Committee and the Safety, Environment and Responsibility Committee ("SER Committee") – is composed of independent directors.

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could be reasonably expected to interfere with the exercise of a member's independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation including business, family and other relationships. At all of the Board meetings held in 2010, our directors held an in-camera session, without non-independent directors and management members in attendance, to facilitate open and candid discussion among independent directors.

Majority Voting  Our Board adopted a policy requiring any nominee for director to tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. Our Board will consider the resignation and, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board's decision to accept or reject the resignation will be made within 90 days.

Shareholder Communication and Engagement  Our Board adopted a policy on shareholder communication and engagement. The purpose of the policy is to further the Board's commitment to facilitate communication and engagement with our shareholders. The policy describes the Board's undertakings in regards to communicating with shareholders, its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. Our Shareholder Advisory Vote on Executive Compensation Policy, available on our website at www.cenovus.com, provides an overview of our commitment to compensation disclosure and information about our implementation of a shareholder advisory vote on executive compensation.

Other Directorships  Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that members may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the member to effectively serve on our Audit Committee. Other public company board memberships held by our directors are described under "Business of the Meeting – Election of Directors – Nominees for Election." Directors who serve together on other boards are Mr. Cunningham and Mr. Rampacek who are directors of Enterprise Products Holdings, LLC, the successor general partner of Enterprise Products Partners L.P., a limited partnership. We do not believe this relationship will impact on the ability of these directors to fulfill their duties as directors of Cenovus.

Board of Directors' Mandate

The fundamental responsibility of our Board pursuant to our Board of Directors' Mandate (the "Board Mandate") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of our Board in its stewardship and includes the following primary responsibilities. The Board Mandate is set out as Appendix A to this circular.

The Chair of our Board is required to ensure that our Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Supervision of Management  Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. The HRC Committee is comprised exclusively of independent directors. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports management's commitment to training and developing all employees.

Our Strategic Plan  Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board's approval for any transaction that would have a significant impact on our strategic plan.

Risk Management  Our Board is responsible for ensuring that a system is in place to identify our principal risks, including operational risks, and to monitor the process to manage such risks. The Audit Committee reviews management's identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, our Board ensures that an adequate system of internal control exists.

Communications  Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at www.sedar.com and that maintained by the SEC known as EDGAR at www.sec.gov.

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

  (a)
  shareholders may send comments via email to investor.relations@cenovus.com;

  (b)
  a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at P.O. Box 766, 421 - 7 Avenue S.W., Calgary, Alberta, Canada T2P 0M5; and

  (c)
  our transfer agent, CIBC Mellon Trust Company, has a website www.cibcmellon.com and a toll-free number (1-800-387-0825) to assist shareholders.

Expectations of Directors  The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a code of business conduct and ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code, for officers and directors.

Corporate Governance  Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to management's authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

Nominating and Corporate Governance Committee

The NCG Committee is comprised of all of the independent directors on our Board. Its primary function is to assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate.

The NCG Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board proposed nominees for election. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that our Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The NCG Committee considers, develops and recommends any corporate governance issues or principles for review, discussion or action by the Board or a Board committee as appropriate. The NCG Committee also reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board and is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee oversees the evaluation and assessment of the effectiveness of our Board as a whole, the Board committees and the contribution of individual members, including the Board Chair. For more information on our board assessments and related processes, see "Board Assessments" within this Statement of Corporate Governance Practices.

Audit Committee

The Audit Committee is comprised exclusively of independent directors. The Audit Committee Mandate requires all members to be financially literate, as defined in NI 52-110. In particular and in accordance with SEC requirements, at least one member ("audit committee financial expert") shall have demonstrated through relevant experience:

  •
  an understanding of generally accepted accounting principles and financial statements;

  •
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal controls and procedures for financial reporting; and

  •
  an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

The Audit Committee's primary duties and responsibilities are to review and approve management's identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance, oversee audits of our financial statements, including monitoring of the qualifications, independence and performance of our external and internal auditors, and provide an avenue of communication among the external auditors, management, the internal auditing department, and the Board of Directors.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2010, filed on SEDAR at www.sedar.com and available at www.cenovus.com. The Audit Committee Mandate is also available on our website at www.cenovus.com.

Reserves Committee

One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators. Our Reserves Committee is comprised solely of independent directors. The Reserves Committee reviews the qualifications and appointment of the independent qualified reserves evaluators, the procedures relating to the disclosure of information with respect to oil and gas activities and the annual reserves and resources estimates prior to public disclosure. The Reserves Committee Mandate is available on our website at www.cenovus.com.

Safety, Environment and Responsibility Committee

The primary function of the Safety, Environment and Responsibility Committee is to assist our Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to our Board on our commitment to the integration of principles of the Corporate Responsibility Policy – including safety, social, environmental, ethical and economic considerations – into our affairs and on our policies, standards and practices with respect to corporate responsibility. The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at www.cenovus.com.

Human Resources and Compensation Committee

The HRC Committee is comprised exclusively of independent directors. The HRC Committee's responsibilities are described under Committee Oversight in the Compensation Discussion and Analysis section of this circular. Our HRC Committee Mandate is available on our website at www.cenovus.com.

Position Descriptions

The Board has approved position descriptions for the President & Chief Executive Officer, the Board Chair and each Board committee Chair, which are each available on our website at www.cenovus.com.

The President & Chief Executive Officer's fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer's performance against mutually agreed corporate objectives directed at maximizing shareholder value. For additional information, see the Compensation Discussion and Analysis section of this circular.

The fundamental responsibility of the Chair of the Board is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters. The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

Board Assessments

We have established appropriate practices for the regular evaluation of the effectiveness of our Board, the Board committees and its members.

The NCG Committee is responsible for assessing the effectiveness of our Board and Board committees. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee's assessments.

Orientation and Continuing Education of Directors

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation  We have established a formal program for new directors, which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors will receive an information package containing our strategic planning materials, directors' information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with the Chair of our Board, President & Chief Executive Officer or any other director.

Continuing Education  We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of our business environment. Opportunities during 2010 included workshops on Reserves Reporting, International Financial Reporting Standards and Cenovus Technology Development, internal presentations on Hedging and Catastrophic Event Preparedness, external presentations on Asia and Potential Implications for Our Industry, and a tour of our facilities at Christina Lake by our SER Committee.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs will be approved through the Board Chair.

Ethical Business Conduct

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics  The Code of Business Conduct & Ethics applies to all officers, employees, contractors, consultants and directors. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our officers, employees, contractors, consultants and directors are asked to review the Code of Business Conduct & Ethics and confirm on a regular basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available at www.cenovus.com.

Investigations Practice  We have established the Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline  We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. All concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest  In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to: confirm an individual director's potential conflict with the Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading  We have established a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

Key Governance Documents

Many policies and practices support our corporate framework. The following documents constitute key components of our corporate governance system and are available at www.cenovus.com:

• Code of Business Conduct & Ethics
• Corporate Responsibility Policy
• Board of Directors' Mandate
• Chair of the Board of Directors and Committee Chair General Guidelines
• President & Chief Executive Officer General Guidelines
• Audit Committee Mandate	• Human Resources and Compensation Committee Mandate • Nominating and Corporate Governance Committee Mandate • Reserves Committee Mandate • Safety, Environment and Responsibility Committee Mandate

 ADDITIONAL INFORMATION

For those shareholders who cannot attend the meeting in person, we have made arrangements to provide an audio webcast of the meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website www.cenovus.com and will also be provided in a news release prior to the meeting. Our financial information is contained in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2010.

The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2012 is December 12, 2011. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 4000, 421 - 7 Avenue S.W., P.O. Box 766, Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including our audited consolidated financial statements and management's discussion and analysis thereon, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at www.cenovus.com. You may also send your request to the Corporate Secretary, Cenovus Energy Inc., 4000, 421 - 7 Avenue S.W., P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this management proxy circular or require assistance in completing your proxy form, please contact Phoenix Advisory Partners, our proxy solicitation agent, at:

North American Toll Free Phone: 1-866-836-9722
Email: inquiries@phoenixadvisorypartners.com
Toll Free Facsimile: 1-877-907-3176
Outside North America, Banks and Brokers call collect: 416-386-9366

The contents and the sending of this management proxy circular have been approved by the Board.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 11, 2011

 APPENDIX A

BOARD OF DIRECTORS' MANDATE

The fundamental responsibility of the Board of Directors (the "Board") of Cenovus Energy Inc. ("Cenovus" or the "Corporation") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•
Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•
In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•
Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•
Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•
Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•
Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•
Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•
Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

•
Ensure that an adequate system of internal control exists.

•
Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•
Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•
Approve annual operating and capital budgets.

•
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•
Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•
Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

A-1

 Board Process/Effectiveness

•
Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•
Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•
Approve the nomination of directors.

•
Provide a comprehensive orientation to each new director.

•
Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•
Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•
Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•
Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•
Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•
Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•
Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

A-2

421 – 7 Ave SW
PO Box 766
Calgary, AB T2P 0M5

Our 2010 Annual Report is
available on our website at
 www.cenovus.com

QuickLinks

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.
INVITATION LETTER
TABLE OF CONTENTS
VOTING QUESTIONS & ANSWERS
BUSINESS OF THE MEETING
FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
Nominees for Election
APPOINTMENT OF AUDITORS
DIRECTORS COMPENSATION
Fees
Deferred Share Units
Share Ownership Guidelines
Director Compensation Table
EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
Introduction
Compensation Philosophy
Market Data Comparisons and Our Peer Group
Committee Oversight
The Components of our Compensation Program
2010 Total Direct Compensation
2010 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
2010 Cenovus Performance Summary Table
Share Ownership Guidelines
Shareholder Advisory Vote on Executive Compensation
Performance Graph
TOTAL SHAREHOLDER RETURN (TSX) ($100 Invested in Base Period 12/03/09)
TABLES
Summary Compensation Table
Outstanding Option-Based and Share-Based Awards
Incentive Plan Awards – Value Vested or Earned During the Year
Defined Benefit Pension Table
Defined Contribution Pension Table
Employment, Severance and Change in Control Arrangements
Change in Control Table
ADDITIONAL COMPENSATION PLAN INFORMATION
Employee Stock Option Plan
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Board of Directors' Mandate
Nominating and Corporate Governance Committee
Audit Committee
Reserves Committee
Safety, Environment and Responsibility Committee
Human Resources and Compensation Committee
Position Descriptions
Board Assessments
Orientation and Continuing Education of Directors
Ethical Business Conduct
Key Governance Documents
ADDITIONAL INFORMATION
APPENDIX A
BOARD OF DIRECTORS' MANDATE
Executive Team Responsibility
Operational Effectiveness and Financial Reporting
Integrity/Corporate Conduct
Board Process/Effectiveness